December 8, 2005



Michael G. Long
SVP and Chief Financial and Accounting Officer
Edge Petroleum Corporation
1301 Travis Street, Suite 2000
Houston, TX 77002

	Re:	Edge Petroleum Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 16, 2005
		File No. 0-22149


Dear Mr. Long:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Oil and Natural Gas Reserves, page 5

1. We note that you include within your filing a measure for estimate future net revenue before income taxes, which represents a non-GAAP measure. As such, please provide all disclosures required by Item 10(e) of Regulation S-K. The disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

Selected Financial Data, page 29

2. Please expand your disclosures related to EBITDA to address the reasons why you believe that presentation of EBITDA provides useful information to investors regarding your financial condition and results of operations. The justification for the use of the measure must be substantive and not boilerplate. Merely indicating that the measure is use by, or useful to, investors is not sufficient support for disclosure of the measure.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

3. It is not appropriate to display deferred compensation expense as a separate line item in the statements of operations. Allocate deferred compensation expense to your operating expense line items as appropriate in order to present the expense related to repriced options and restricted stock in the same line items as cash compensation paid to the same employees.

Note 6. Acquisitions and Divestitures, page F-14

4. Please remove 2002 from your table presenting the unaudited pro forma effects of the Contango Asset Acquisition. Refer to paragraphs
54(b)and 55 of SFAS 141 for additional guidance.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Ryan Milne at (202) 551-3688, or me at (202) 551-
3684,
if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								April Sifford
								Branch Chief